

SEC 12061411 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elara Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue, Suite 220
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick DelDuca, CFO/FINOP (212)430-5870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110	Somerville,	NJ	08876
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 4 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick DelDuca, CFO/FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elara Securities, Inc., as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CERIDWEN J KOSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 02KO6234441
My Commission Expires January 18, 2015

Signature

CCO/CFO
Title

5/21/2012
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

ELARA SECURITIES, INC.

Statement of Financial Condition

March 31, 2012

With Independent Auditors' Report

ELARA SECURITIES, INC.

Statement of Financial Condition

March 31, 2012

With Independent Auditors' Report

Elara Securities Inc
Table of Contents
March 31, 2012

Page(s)



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Stockholder,
Elara Securities, Inc.

We have audited the accompanying statement of financial condition of Elara Securities, Inc. (a wholly owned subsidiary of Elara Capital, Inc.) as of March 31, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Elara Securities, Inc. as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith + Brown, P.C.

May 10, 2012

Elara Securities, Inc.
Statement of Financial Condition
March 31, 2012

Assets

Cash and cash equivalents	$ 712,176
Restricted cash	30,074
Due from related parties	43,460
Furniture and equipment, net	56,730
Deferred taxes	46,016
Prepaid expenses and other assets	70,742
	$ 959,198

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 74,562
Stockholder's Equity	
Common Stock- 1,000 shares authorized, issued and outstanding at $.01 par value	10
Additional paid-in-capital	981,327
Retained earnings (deficit)	(96,701)
Total stockholder's equity	884,636
	$ 959,198

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Elara Securities, Inc. (the "Company") is a corporation formed under the laws of the State of New York on June 3, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides broker-dealer services to individuals and institutions including sales of securities and mutual funds and private placements. The Company is a wholly owned subsidiary of Elara Capital, Inc. (the "Parent").

Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short period to maturity of the instruments.

Restricted Cash
Restricted cash represents a certificate of deposit which has been pledged to a bank in consideration of the extension of credit available on a credit card issued by the same bank. The bank has a security interest in the value of the certificate. The certificate is a one year renewing certificate and earns interest at 0.1%. In accordance with the pledge agreement, the Company must maintain the full amount of the certificate until the agreement is terminated.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets, as follows:

Classification	
Office equipments	4 years
Furniture and fixtures	4 years

Fair Value of Assets and Liabilities
The Company assets, including cash and cash equivalents, restricted cash, due from related parties, and prepaid expenses and other assets are carried at contracted values, which approximate fair value. Similarly, accounts payable and accrued expenses are carried at contracted values which, approximate fair value.

Revenue Recognition
Investment banking revenues include underwriting revenues, fees for merger and acquisition advisory services, and referral fees, which are accrued when services for the transactions are substantially completed. Transaction-related expenses, primarily legal, travel and other costs directly associated with the transaction, are recognized in the same period as the related revenue.

Income Taxes
The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its Parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. All of the previously filed U.S. federal and state tax returns of the Company and its Parent are subject to income tax examination. The Company has no uncertain tax position at March 31, 2012, and there are no tax related penalties or interest for the period reported in these financial statements.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from temporary differences related to net property and equipment, and start up costs for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year. Income taxes are allocated between the members of the consolidated group based on their individual taxable income.

The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax, business, and other planning strategies will enable the Company to utilize the net operating loss carryforwards. To the extent that available evidence raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

2. Related Party Transactions

The Company is a wholly owned subsidiary of Elara Capital, Inc., which is a wholly owned subsidiary of Elara Capital, Plc- a Corporation established under the laws of the United Kingdom. Both Elara Capital, Inc. and Elara Capital, Plc are considered related parties of the Company. The Company has certain transactions with its related parties. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

During the year ended March 31, 2012, Elara Capital, Plc and one of its affiliates paid $981,380 to the Company for its share of investment banking transactions that were referred by the Company, of which $20,110 was receivable at March 31, 2012. The receivable is included in the amounts due from related parties in the statement of financial condition.

The Company has entered into an agreement with its Parent whereby the Parent committed to funding all overhead and operational expenses for the Company, as needed. Such expenses amounted to $4,500 for the year ended March 31, 2012 and are included in the contributions of capital in the statement of changes in stockholder's equity.

Additionally, certain costs were incurred by the Company on behalf of the Parent. Such costs include payroll, employee related benefits, and general operating expenses which are partially allocated to the Parent. The total of such costs for the year ended March 31, 2012 was $61,916. The Parent reimbursed the Company a total of $89,590 for such costs incurred in the current and prior year. The total amount due from the Parent was $23,350 at March 31, 2012 and is included in the amount due from related parties in the statement of financial condition.

The total amount due from related parties is non-interest bearing and is anticipated to be satisfied through normal business operations.

3. Property and Equipment

Property and equipment consists of the following at March 31, 2011:

Office equipment	$ 61,009
Furniture and fixtures	17,697
	78,706
Less: accumulated depreciation	(21,976)
Furniture and equipment - net	$ 56,730

Depreciation expense charged to operations amounted to $19,676 for the year ended March 31, 2012.

4. Income Taxes

The provision for (benefit from) income taxes consists of the following for the year ended March 31, 2012:

Current expense	$ 1,117
Deferred expense (benefit)	(12,472)
Provision (benefit) for income taxes	$ (11,355)

The Company's total deferred tax assets and liabilities at March 31, 2012 are as follows:

Deferred tax assets	$ 46,016
Valuation allowance	--
	46,016
Deferred tax liabilities	--
Net deferred income tax asset	$ 46,016

As of March 31, 2012, the Company had net operating loss carryforwards of approximately $109,700 which are expected to expire between June of 2030 and 2032. The Company expects to fully utilize the existing net operating losses and therefore did not establish a valuation allowance for the related tax asset as of March 31, 2012.

5. Commitments

Elara Capital, Plc entered into a lease agreement for office space in New York. While the Company will be responsible for paying the rent, Elara Capital, Plc is the entity legally responsible for the lease obligations. The lease commenced on December 1, 2010 and is scheduled to expire on November 30, 2013. Elara Capital, Plc is contingently liable for a $57,697 letter of credit issued in favor of the landlord in lieu of a security deposit. The Company has deposited $57,697 into a certificate of deposit as collateral for the letter of credit, and the deposit is included in other assets in the statement of financial condition.
Minimum future rentals to be paid on this lease as of March 31, 2012 are follows:

Year Ending March 31:

2013	$ 185,925
2014	123,950
Total future minimum rentals	$ 309,875

Rent expense for the year ended March 31, 2012 was $181,657.

6. Concentration of Credit and Other Risks

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank for interest bearing accounts, and noninterest bearing accounts are fully insured.

The processing of the Company's investment banking transactions was completed by Elara Capital, Plc and one of its subsidiaries in the United Kingdom and Mauritius. Such activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political or legal issues.

Additionally, for the year ended March 31, 2012, approximately 64% of the Company's revenue was derived from two customers.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2012, the Company had net capital and net capital requirements of $637,305 and $250,000, respectively. The Company's net capital ratio was .12 to 1.

8. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers' as the Company's activities are limited to those set forth in the conditions for exemption pursuant to Rule 15c3-3(k)(2)(i).

9. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance. Based on the evaluation, the Company has determined that no subsequent events have occurred which require disclosure in these financial statements.

Supplementary Information



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Shareholders
Elara Securities, Inc.

In planning and performing our audit of the financial statements of Elara Securities, Inc. (the "Company") as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Elara Securities, Inc. to achieve all the diversions of duties and crosschecks generally included in an internal control environment and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith & Brown, PC.

May 10, 2012